UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: October 24, 2019

(Date of earliest event reported)

Knightscope, Inc.

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other incorporation)	(I.R.S. Employer Identification No.)

1070 Terra Bella Avenue

Mountain View, CA 94043

(Full mailing address of principal executive offices)

(650) 924-1025

(Issuer’s telephone number, including area code)

Series m Preferred Stock

Series S Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events.

Execution of Posting Agreement and Escrow Agreement

On October 21, 2019, Knightscope, Inc. (the “Company”) executed Posting Agreement with StartEngine Primary LLC (“StartEngine”), its sole placement agent to assist in the placement of its securities (“Securities”) in its 2019 Regulation A Offering in those states it is registered to undertake such activities (the “Posting Agreement”). The Company plans to issue the Securities pursuant to a Form of Subscription Agreement (the “Subscription Agreement”). On August 19, 2019, the Company executed a Credit Card Services Agreement with StartEngine Crowdfunding, Inc. (the “Credit Card Agreement”) pursuant to which investors may pay for the Securities via credit card. On October 18, 2019, the Company executed an Escrow Services Agreement with Prime Trust, LLC as escrow agent and StartEngine as the broker (the “Escrow Agreement”). The Services Agreement is filed as Exhibit 1.1, the Credit Card Agreement is filed as Exhibit 1.2, the Subscription Agreement is filed as Exhibit 4.1, and the Escrow Agreement is filed as Exhibit 8.1 to this Current Report on Form 1-U.

Anti-Dilution Adjustment to Conversion Ratio of Series S Preferred Stock

Pursuant to Article V, Section 4(d)(iv) of the Company’s certificate of incorporation, the conversion ratio of the Company’s Series S Preferred Stock to its Class A Common Stock (the “Conversion Ratio”) gets adjusted as a result of dilutive issuances of stock by the Company by a broad-based weighted average formula. As of October 23, 2019, the Company has issued warrants to purchase 2,037,000 shares of the Company’s Series S Preferred Stock (the “Warrants”) in connection with its Convertible Note Financing (as defined in the Offering Circular). As a result of the issuance of the Warrants, the Conversion Ratio has been adjusted to 1.005025 shares of Class A Common Stock for every 1 share of Series S Preferred Stock. Despite any statement to the contrary in the Offering Circular, the adjustment of the Conversion Ratio was first triggered on April 30, 2019, upon the issuance of the first warrant under the Convertible Note Financing. The Company anticipates that the Conversion Ratio will be further adjusted upon the issuance of additional warrants pursuant to the terms of the Convertible Note Financing.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

KNIGHTSCOPE, INC.

Date: October 24, 2019	By:	/s/ William Santana Li
William Santana Li
President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description
1.1	Posting Agreement with StartEngine Primary LLC, dated October 21, 2019
1.2	Credit Card Services Agreement with StartEngine Crowdfunding, Inc., dated August 19, 2019
4.1	Form of Subscription Agreement for purchasers of Series S Preferred Stock under Regulation A
8.1	Escrow Services Agreement among Prime Trust, LLC, the Company and StartEngine Primary LLC, dated October 18, 2019